UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 25, 2018

SYNNEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-31892	94-2703333
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

44201 Nobel Drive, Fremont, California		94538
(Address of principal executive offices)		(Zip Code)

(510) 656-3333

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

As previously disclosed, on June 28, 2018, SYNNEX Corporation (“SYNNEX”) entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 22, 2018 (as it may be further amended, modified or supplemented from time to time, the “Merger Agreement”), with Delta Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of SYNNEX (“Merger Sub I”), Concentrix CVG Corporation, a Delaware corporation and a wholly owned subsidiary of SYNNEX (“Merger Sub II”), and Convergys Corporation, an Ohio corporation (“Convergys”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub I will merge with and into Convergys (the “Initial Merger”), with Convergys surviving the Initial Merger as a wholly owned subsidiary of SYNNEX, followed immediately by the merger of the surviving corporation with and into Merger Sub II (the “Subsequent Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a wholly owned subsidiary of SYNNEX.

On August 28, 2018, SYNNEX filed its joint proxy statement/prospectus (the “Proxy Statement”) to obtain stockholder approval for the transactions contemplated by the Merger Agreement.

SYNNEX’ board of directors continues to unanimously recommend that its stockholders vote (i) FOR the approval of the issuance of shares of SYNNEX common stock in connection with the Initial Merger and (ii) FOR the adjournment of the SYNNEX special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of SYNNEX common stock in connection with the Initial Merger.

Item 8.01	Other Events.

On September 10, 2018, after the filing of the Proxy Statement, two lawsuits were brought by and/or on behalf of Convergys shareholders against Convergys (the “Actions”).

The first action, a putative class action and derivative lawsuit (captioned Franchi v. Ayers, et al., Case No. A 1804876) (the “Franchi Action”), was filed in the Ohio Court of Common Pleas, Hamilton County against Convergys, individual members of Convergys’ board of directors, SYNNEX, Merger Sub I and Merger Sub II, alleging breach of fiduciary duty in connection with the Mergers. The complaint filed in the Franchi Action alleges that the individual defendants breached their fiduciary duties by (i) conducting an unfair sales process that was not designed to maximize shareholder value and (ii) failing to disclose to shareholders all material information necessary to make an informed vote on the Mergers. The Franchi Action seeks, among other things, orders (i) enjoining the defendants from proceeding with or consummating the Mergers, (ii) rescinding the Mergers if consummated or, alternatively, awarding unspecified rescissory damages, (iii) directing the defendants to account for all damages suffered as a result of their wrongdoing, and (iv) awarding plaintiff’s costs and attorneys’ and expert fees. A copy of the complaint is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The second action, a putative class action lawsuit (captioned Zalvin v. Ayers, et al., Case No. A 1804888) (the “Zalvin Action”), was filed in the Ohio Court of Common Pleas, Hamilton County against Convergys and individual members of Convergys’ board of directors, alleging breach of fiduciary duty in connection with the Mergers. The complaint filed in the Zalvin Action alleges that the individual defendants breached their fiduciary duties by (i) conducting an unfair sales process that was not designed to maximize shareholder value and (ii) failing to disclose to shareholders all material information necessary to make an informed vote on the Mergers. On September 20, 2018, plaintiff filed a motion for a preliminary injunction. The hearing on that motion is scheduled for September 26, 2018. The Zalvin Action seeks, among other things, orders (i) declaring that the Mergers were agreed to in breach of the defendants’ fiduciary duties or that the defendants aided and abetted such breaches, (ii) declaring that the defendants breached their duty of a full and fair disclosure, (iii) enjoining the defendants from proceeding with or consummating the Mergers until the requested disclosures are made, (iv) awarding plaintiffs compensatory damages, and (v) awarding plaintiff’s costs and attorneys’ and expert fees. A copy of the complaint is attached as Exhibit 99.2 hereto and incorporated by reference herein.

The defendants believe that these Actions are without merit, and that no further disclosure is required under applicable law. Nonetheless, to avoid the risk of the litigation delaying or adversely affecting the Mergers, the Defendants are making supplemental disclosures (the “litigation-related supplemental disclosures”) related to the Mergers, as set forth herein. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth herein.

The litigation-related supplemental disclosures contained below should be read in conjunction with the Proxy Statement, which is available on the Internet site maintained by the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, along with periodic reports and other information SYNNEX and Convergys file with the SEC. Convergys and the other named defendants have denied, and continue to deny, that they have committed or assisted others in committing any violations of law or breaches of duty to Convergys shareholders, and expressly maintain that, to the extent applicable, they complied with their fiduciary and other legal duties and are providing the litigation-related supplemental disclosures below solely to try to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the Mergers that might arise from further litigation. Nothing in the litigation-related supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the litigation-related supplemental disclosures set forth herein. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

SUPPLEMENTAL DISCLOSURES TO PROXY STATEMENT RELATED TO

CONVERGYS SHAREHOLDER ACTIONS

The “The Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance” section of the Proxy Statement under the heading “Background of the Mergers” is hereby amended by:

Adding the below paragraph following the sixth full paragraph on page 88.

The confidentiality agreement with Party B provided that the standstill contained in the confidentiality agreement fell away upon execution of an agreement providing for the merger or consolidation of Convergys in which Convergys shareholders did not continue to beneficially own at least 50% of the combined entity or have the ability to elect a majority of the directors of the combined entity. The standstill provisions in all of the confidentiality agreements permitted the applicable counterparty to make a confidential approach to Convergys’ board of directors to request a waiver of the standstill, so long as such approach would not require Convergys to make a public announcement of such approach.

Adding the below additional sentence to the end of the sixth full paragraph on page 89.

The limited standstill fell away upon the execution of an agreement providing for the merger or other business combination of Convergys in which Convergys’ shareholders do not directly or indirectly own 80% or more of the surviving or resulting entity. This standstill would restrict Elliott – a known shareholder activist – from using any confidential information it learned about Convergys under the confidentiality and non-disclosure agreement in an adversarial proxy contest.

Amending and restating the tenth full paragraph on page 89 as follows.

On April 18, 2018, Party D entered into a confidentiality and non-disclosure agreement, which provided for a customary standstill. The standstill provision in the confidentiality agreement permitted Party D to make a confidential approach to Convergys’ board of directors to request a waiver of the standstill, so long as such approach would not require Convergys to make a public announcement of such approach.

Adding the below paragraph following the third full paragraph on page 91.

On May 18, 2018, Convergys entered into a definitive engagement letter with Centerview. That engagement letter provided that, among other things, Centerview would not be engaged to provide financial advisory services relating to – or in connection with – any strategic transaction involving Convergys to any person other than Convergys. The engagement letter additionally provided that Centerview would not provide any financing services relating to – or in connection with – any strategic transaction involving Convergys to any person other than Convergys.

Amending and restating the last two sentences of the eighth full paragraph on page 93 as follows.

As no SYNNEX management projections had been provided to Convergys or Centerview, the parties to the call also reviewed financial forecasts for SYNNEX based on Wall Street research analyst estimates. Mr. Witt advised that these projections were appropriate for Convergys to use in evaluating SYNNEX’ business.

The “The Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance ” section of the Proxy Statement under the heading “Opinion of Convergys’ Financial Advisor” is hereby amended by:

Amending and restating the first full paragraph on page 111 as follows.

In performing this analysis, Centerview calculated a range of illustrative equity values for Convergys by (1) discounting to present value as of April 30, 2018 using discount rates ranging from 9.5% to 11.5% (reflecting Centerview’s analysis of Convergys’ weighted average cost of capital determined using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk and size premia, yields on an index of comparable credits and tax rates) and a mid-year discounting convention: (a) the forecasted unlevered free cash flows of Convergys reflected in each of the Base Case Forecasts and the Alternative Case Forecasts for the period beginning January 1, 2018 and ending on December 31, 2022 (with calendar year 2018 being pro-rated for the eight months remaining in the calendar year) and (b) a range of illustrative terminal values of Convergys at the end of the forecast period, calculated by Centerview applying perpetuity growth rates ranging from 1.5% to 2.5%, which Centerview selected based on its professional judgment and (2) subtracting from the foregoing results Convergys’ net debt as of April 30, 2018 as set forth in the Convergys internal data.

Adding the below paragraph following the third full paragraph on page 111.

Centerview’s Discounted Cash Flow Analysis of Convergys did not take into account the expected synergies.

Adding the below additional sentence to the end of the first full paragraph on page 115.

Centerview’s analysis incorporated SYNNEX projected cost savings of $50 million, $100 million, and $150 million in fiscal years 2019, 2020, and 2021, respectively, as provided by SYNNEX.

Adding the below sentence following the first sentence of the second full paragraph on page 117.

Centerview’s analysis incorporated SYNNEX projected cost savings of $50 million, $100 million, and $150 million in fiscal years 2019, 2020, and 2021, respectively, as provided by SYNNEX.

The “The Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance” section of the Proxy Statement under the heading “Convergys Projections” is hereby amended by:

Amending and restating the table and related footnotes on page 131 as follows.

(Dollars in millions)	FY2018E(1)	FY2019E	FY2020E	FY2021E	FY2022E
Revenue	$2,690	$2,717	$2,785	$2,854	$2,926
Adjusted EBITDA(2)	$340	$349	$363	$372	$381
Less: taxes	$(61)	$(65)	$(69)	$(71)	$(74)
Less: changes in working capital	$(32)	$(1)	$(19)	$(19)	$(20)
Less: capital expenditures	$(70)	$(75)	$(75)	$(75)	$(75)
Less: one-time and other items	$(12)	$(1)	$—	$—	$—

Adjusted Unlevered Free Cash Flow(3)	$165	$206	$200	$206	$212
Plus: stock compensation expense	$20	$22	$24	$25	$26
Less: interest expense, net of tax	$(12)	$(14)	$(14)	$(14)	$(14)
Plus: one-time and other items	$12	$1	$—	$—	$—
Adjusted Levered Free Cash Flow(4)	$185	$215	$210	$217	$224

(1)

The budgeted numbers for 2018 that were included in the Convergys base case projections that were provided in March 2018 to Convergys’ board of directors and its financial advisor, Centerview, and later, to SYNNEX and BofA Merrill Lynch were updated in June 2018 to take into account actual results, to the extent then known. These updated numbers for 2018 reflected (a) estimated revenue of $2,714 million and (b) estimated adjusted EBITDA of $335 million. An updated estimated 2018 adjusted levered free cash flow of $183 million was also provided to Convergys’ board of directors and Centerview. An updated 2018 adjusted unlevered free cash flow of $163 was also provided to Centerview.

(2)

Adjusted EBITDA is a non-GAAP financial measure that Convergys’ management uses to monitor and evaluate the performance of Convergys’ business. Convergys’ management defines adjusted EBITDA as EBITDA - which represents income from continuing operations, net of tax, plus interest expense, tax expense, depreciation and amortization - excluding certain acquisition-related costs and other discrete items, including pension settlement charges and charges associated with company-wide restructuring initiatives.

(3)

Adjusted unlevered free cash flow is a non-GAAP financial measure defined as Adjusted EBITDA, less taxes (adjusted to exclude the tax impact of net interest expense), less changes in working capital, less capital expenditures (net of proceeds from disposal), less one-time and other items. For the avoidance of doubt, stock-based compensation was treated as a cash expense for purposes of calculating adjusted unlevered free cash flow.

(4)

Adjusted levered free cash flow is a non-GAAP financial measure that Convergys’ management uses to monitor and evaluate the performance of Convergys’ business. Convergys’ management defines adjusted free cash flow as free cash flow - which represents cash flows from operations less capital expenditures (net of proceeds from disposal) - excluding certain acquisition-related cash payments associated with investment activity.

The “The Convergys Proposal I: Adoption of the Merger Agreement and SYNNEX Proposal I: Approval of the Stock Issuance ” section of the Proxy Statement under the heading “SYNNEX Financial Projections” is hereby amended by:

Amending and restating the first full paragraph after the table and related footnotes on page 134 as follows.

The SYNNEX financial projections were not prepared with a view to public disclosure and are included in this joint proxy statement/prospectus only because such information was provided to SYNNEX’ board of directors and provided, in whole or in part, to BofA Merrill Lynch for the purpose of its financial analyses and opinion. The SYNNEX financial projections were not provided to Convergys or Centerview for review.

The “Interests of Convergys’ Directors and Executive Officers in the Mergers” section of the Proxy Statement under the heading “Equity Compensation” is hereby amended by:

Amending and restating the last full sentence of the second full paragraph on page 179 as follows.

Based on the assumptions described above under “Interests of Convergys’ Directors and Executive Officers in the Mergers—Certain Assumptions,” the estimated amount that would become payable upon the completion of the initial merger to Convergys’ eight non-employee directors in respect of their unvested Convergys RSU awards is $1,009,454 in the aggregate, which includes, for each non-employee director, the amount shown below:

Non-Employee Director	Cash Payment for Unvested RSU Awards ($)
Cheryl K. Beebe	134,254
Richard R. Devenuti	121,073
Jeffrey H. Fox	121,073
Joseph E. Gibbs	121,073
Joan E. Herman	128,977
Robert E. Knowling, Jr.	126,351
Thomas L. Monohan III	130,302
Ronald L. Nelson	126,351

Convergys’ non-employee directors had no unvested equity compensation that would vest in connection with the mergers, other than as disclosed herein.

*             *             *

Additional Information and Where to Find It

In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX filed an amended registration statement on Form S-4 (File No. 333-226708), declared effective by the SEC on August 28, 2018, which includes a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX. INVESTORS AND SECURITY HOLDERS OF SYNNEX AND CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at (510) 668-8436. Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.

Participants in Solicitation

SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018. Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE: This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX, Convergys and the proposed acquisition of Convergys by SYNNEX. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this report include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; and the methods SYNNEX will use to finance the cash portion of the transaction. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this report as the result of new information or future events or developments.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Complaint filed by Adam Franchi on September 10, 2018 in the Court of Common Pleas of Hamilton County, Ohio.

99.2	Complaint filed by Joel Zalvin on September 10, 2018 in the Court of Common Pleas of Hamilton County, Ohio.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 25, 2018	SYNNEX CORPORATION

	By:	/s/ Simon Y. Leung
Simon Y. Leung Senior Vice President, General Counsel and Corporate Secretary